April 16, 2013

Filed pursuant to Rule 433

Registration No: 333-169900

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated April 16, 2013 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a one-tenth interest in a share of JPMorgan Chase & Co. Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series Q

Expected Security Ratings*:	Ba1 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Size:	1,500,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	From April 23, 2013 to, but excluding, May 1, 2023, 30/360, and from and including May 1, 2023, Actual/360

Trade Date:	April 16, 2013

Settlement Date:	April 23, 2013 (T+5)

Dividend Rate (Non-Cumulative):	From April 23, 2013 to, but excluding, May 1, 2023, 5.15%, and from and including May 1, 2023, Three-Month LIBOR plus 325 basis points

Dividend Payment Dates:	Beginning November 1, 2013, each May 1 and November 1 until May 1, 2023, and thereafter, each February 1, May 1, August 1, and November 1, in each case if declared by the Issuer’s board of directors or duly authorized board committee.

Optional Redemption:	On any Dividend Payment Date on or after May 1, 2023, in whole or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the prospectus supplement dated April 16, 2013) in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of undeclared dividends.

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to Issuer:	$1,481,250,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

Banca IMI S.p.A.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Lloyds TSB Bank plc

Mizuho Securities USA Inc.

RBS Securities Inc.

SG Americas Securities, LLC

Standard Chartered Bank

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Muriel Siebert & Co., Inc.

The Williams Capital Group, L.P.

CUSIP/ISIN for the Depositary Shares:	48124B AC9 / US48124BAC90

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on April 23, 2013, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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